Issuer Free Writing Prospectus Dated June 8, 2017 Filed Pursuant to Rule 433 Registration No. 333-207228

 Subordinated Notes OfferingJune 2017  DIME COMMUNITY BANCSHARES, INC(NASDAQ: DCOM)

 Forward-Looking Statements  This presentation has been prepared by Dime Community Bancshares, Inc. (“Dime Community” or the “Company”) solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Dime Community and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of Dime Community and the data set forth in this presentation and other information provided by or on behalf of Dime Community.This presentation doeste an offer to sell, nor a solicitation of an offer to buy, any securities of Dime Community by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of Dime Community or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.Certain of the information contained herein may be derived from information provided by industry sources. Dime Community believes that such information is accurate and that the sources from which it has been obtained are reliable. Dime Community cannot guarantee the accuracy of such information, however, and has not independently verified such information.From time to time, Dime Community may make forward-looking statements that reflect the Company’s views with respect to, among other things, future events and financial performance. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "seek," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" or the negative version of those words or other comparable words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. A detailed discussion of the factors that could cause actual results to differ from the anticipated results or other expectations is included in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2016.Dime Community has filed a registration statement (including a prospectus) and a prospectus supplement which is preliminary and subject to completion, with the SEC for the offering to which this communication relates. This presentation does not contain all material facts relating to the Company or an investment in its securities. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that Dime Community has filed with the SEC for more complete information about Dime Community and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company or Sandler O’Neill & Partners, L.P. will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill & Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com.Forward-Looking Statements  This presentation has been prepared by Dime Community Bancshares, Inc. (“Dime Community” or the “Company”) solely for informational purposes based on its own information, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Dime Community and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of Dime Community and the data set forth in this presentation and other information provided by or on behalf of Dime Community.This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Dime Community by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of Dime Community or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof.Certain of the information contained herein may be derived from information provided by industry sources. Dime Community believes that such information is accurate and that the sources from which it has been obtained are reliable. Dime Community cannot guarantee the accuracy of such information, however, and has not independently verified such information.From time to time, Dime Community may make forward-looking statements that reflect the Company’s views with respect to, among other things, future events and financial performance. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "seek," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would" or the negative version of those words or other comparable words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this presentation. A detailed discussion of the factors that could cause actual results to differ from the anticipated results or other expectations is included in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2016.Dime Community has filed a registration statement (including a prospectus) and a prospectus supplement which is preliminary and subject to completion, with the SEC for the offering to which this communication relates. This presentation does not contain all material facts relating to the Company or an investment in its securities. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that Dime Community has filed with the SEC for more complete information about Dime Community and the offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company or Sandler O’Neill & Partners, L.P. will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill & Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com.

 Terms of proposed offering  Issuer:  Dime Community Bancshares, Inc. (NASDAQ: DCOM)   Security Type:  Fixed-to-Floating Rate Subordinated Notes due June 2027  Rating:  BBB- by Fitch Ratings, Inc.  Coupon:  To be determined  Term:  10 Years (Non-Call 5 Years)  Redemption:  At the Company’s option beginning in 2022 at 100% of par  Use of Proceeds:  To redeem the $70.7 million outstanding in trust preferred securities of Dime Community Capital Trust I, and for general corporate purposes, including the payment of dividends and to fund potential strategic growth opportunities, including but not limited to, acquisitions  Book-Running Manager:  Sandler O’Neill + Partners, L.P.  Co-Manager:  Piper Jaffray & Co.

 Corporate profile  Founded as The Dime Savings Bank of Williamsburgh in 1864; converted to public ownership in 1996Changed name to “Dime Community Bank”, effective August 201627 branches in Brooklyn, Queens, Nassau and BronxHistorically, Dime has specialized in lending against New York City multifamily propertiesMainly pre-WWII, rent-regulated buildingsStrong legacy relationships with NYC brokers/borrowers; consistently ranked amongst Top 5 Multi-family lenders¹ 2007-2016 annual avg. NCOs / loans of 0.10%Launched a new Business Banking division in Q1 2017Nationwide brand recognition as a result of Dime’s iconic logo, longevity and authenticityHeadquartered in Brooklyn HeightsMarket capitalization: $724 millionAs of June 6, 2017  Descriptive Highlights  Historical Financials  Per “The Commercial Observer”Includes $37M gain from real estate sale and $11M expense associated with ESOP loan prepaymentPlease reference slides 25 and 26 for the Non-GAAP Reconciliation
 Corporate profile  Founded as The Dime Savings Bank of Williamsburgh in 1864; converted to public ownership in 1996Changed name to “Dime Community Bank”, effective August 201627 branches in Brooklyn, Queens, Nassau and BronxHistorically, Dime has specialized in lending against New York City multifamily propertiesMainly pre-WWII, rent-regulated buildingsStrong legacy relationships with NYC brokers/borrowers; consistently ranked amongst Top 5 Multi-family lenders¹ 2007-2016 annual avg. NCOs / loans of 0.10%Launched a new Business Banking division in Q1 2017Nationwide brand recognition as a result of Dime’s iconic logo, longevity and authenticityHeadquartered in Brooklyn HeightsMarket capitalization: $724 millionAs of June 6, 2017  Descriptive Highlights  Historical Financials  Per “The Commercial Observer”Includes $37M gain from real estate sale and $11M expense associated with ESOP loan prepaymentPlease reference slides 25 and 26 for the Non-GAAP Reconciliation

 Management team  Name / Title  Background  Kenneth J. Mahon – President & CEO  Appointed President & CEO of the Company and the Bank in January 2017Joined the Bank in 1980; Director of the Bank since 1998; Director of the Company since 2002Previously served as the Bank’s SVP & Comptroller, and the Company’s Chief Financial Officer and SVP & COO  Stuart H. Lubow – Senior EVP – Business Banking   Joined the Bank in 2017 as SEVP – Business Banking Has been a banking executive for over 37 years Previously founder, Chairman, President & CEO of Community National Bank and founder, President & CEO of Community State Bank   Roberto S. Volino – Senior EVP & Chief Operating Officer  Joined the Bank in 1999Has over 22 years of experience with banking or related financial institutions Previously served as the Bank’s securities portfolio analyst, VP & Treasurer, First VP & Treasurer and the Company’s EVP & CIO  Lance J. Bennett – EVP, General Counsel & Secretary  Joined the Company and the Bank in 2002Has over 28 years of banking experience   Conrad J. Gunther Jr. – EVP – Business Banking   Joined the Bank in 2016 as EVP – Business Banking Has been a banking executive for over 40 years Previously served as EVP & CLO of First Central Savings Bank and has held positions with other institutions  Timothy B. King – EVP & Chief Risk Officer  Joined the Bank in 1983Has over 36 years of banking experience Previously served as Treasurer, VP, First VP, SVP and Chief Investment Officer  Timothy K. Lenhoff – EVP & Chief Technology Officer  Joined the Bank in 2014 as EVP & Chief Technology OfficerHas over 32 years of experience in the banking and technology industryPreviously served as SVP & Chief Technology Officer of Columbia Bank   Michael Pucella – EVP & Chief Accounting Officer  Joined the Bank in 1981Has over 42 years of banking experience Promoted to Comptroller of the Bank in 1989 and of the Company at its inception in 1995 and previously has served as VP, First VP, SVP, EVP and Principal Financial Officer  Anthony J. Rose – EVP & Chief Administrative Officer  Joined the Bank in 2016 as the Director of Investor Relations of the Company and Chief Administrative Officer of the Bank Has over 20 years of executive experience Previously partner at Marakon, Senior Managing Director/Partner & CFO of ISI Group and held other positions with other institutions

 Strong Presence in Attractive Markets  Dime is Brooklyn’s pre-eminent community bankBrooklyn is the 2nd most densely populated county in the country (after Manhattan)Brooklyn is also one of the fastest growing population centers for millennials Dime is the only community bank with ~ $1 billion of deposits in all 3 of its primary countiesNassau (ranks #11 by population density) and Queens (#4 by population density) are also very attractive banking markets  Brooklyn  Nassau  Queens  Note: Deposit market share analysis by county as of June 30, 2016 from SNL Financial. Dime also has 1 branch in the BronxRanking amongst “Community Banks”. Community Banks defined as institutions with <$10 billion of total assets

SIGNIFICANT PROGRESS MADE OVER THE LAST YEAR

- Dime management team has been significantly bolstered
  - New leadership in Business Banking, Chief Administrative Officer, Head of Human Resources, Corporate Development/Treasurer, Head of Public Disclosure Reporting
- Built out human capital programs and more disciplined pay-for-performance programs
- Scaled up information technology talent pool
- Successfully launched our online, direct bank initiative (DimeDirect)
- Core systems conversion in process
- Opened 2 new branches (Bedford Avenue and Park Slope) in Q1 2017
- Pivoting brick-and-mortar branches towards small business/professional marketplace
- Successfully launched the relationship banking and SBA groups
- Relocation of corporate headquarters

We have accomplished all of the above and still kept our adjusted noninterest expense / average assets[1] at 1.31% for the year ended December 31, 2016 and 1.38% for the quarter ended March 31, 2017

(1) Please reference slide 25 for the Non-GAAP Reconciliation

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BUSINESS BANKING DIVISION GAINING TRACTION

- In January 2017, Dime hired proven bank executive Stu Lubow to spearhead Business Banking
  - Opportunistic hire capitalizing on local M&A (Community National sale to Bridge Bancorp)
  - Dime effectively created a new business line without putting on any goodwill/intangibles, as is customary with an M&A transaction
  - Relationship banking model will compliment Dime's existing indirect/broker driven platform
  - Lubow's team has access to Dime's larger balance sheet, iconic brand and support services
- Melville office is now open and Manhattan office scheduled to open soon

Q1 Highlights for the Division

- Launched in the first quarter of 2017
- C&I loans grew $28.1M
- Directly-sourced CRE loans grew $7.1 million
- Brought in ~$14 million of new deposits at an average rate of 0.04%

Stu Lubow - Biography

- Banking executive for over 37 years
- Prior to joining Dime, was Chairman, CEO, and President of Community National (sold to Bridge Bancorp in 2015)
- Previous to that, was Founder, CEO, and President of Community State Bank
- Prior to Community State Bank, held executive positions at Garden State Bank, Dollar Dry Dock Bank, and People's Bank

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LOW COST OPERATOR RELATIVE TO PEERS

Adjusted Noninterest Expenses / Average Assets[2]


2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
1.59%
2.06%
1.57%
2.05%
1.42%
2.01%
1.41%
2.07%
1.31%
1.99%
1.38%
1.94%
2012
2013
2014
2015
2016
Q1'17
DCOM
Peers¹

Adjusted Efficiency Ratio[2]


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
42.3%
56.9%
46.2%
57.1%
46.3%
57.9%
48.0%
57.9%
48.0%
57.0%
53.0%
57.1%
2012
2013
2014
2015
2016
Q1'17
DCOM
Peers¹

(1) Peers include: Bridge, ConnectOne, First of Long Island, Flushing, Lakeland, New York Community, OceanFirst, Peapack, and Provident. Data in the charts represent median values; Source SNL Financial

(2) Please reference slide 25 for the Non-GAAP Reconciliation

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 ORGANIC growth: assets and capital  Total Assets  Tangible Stockholders’ Equity¹  Tangible Book Value Per Share¹  CAGR = 11.0%  CAGR = 10.3%  CAGR = 8.9%  Gross Loans  CAGR = 12.4%  Please reference slide 26 for the Non-GAAP Reconciliation

 ORGANIC growth: DEPOSITS  Core Deposits¹  Loans / Deposits  CAGR = 20.8%  Total Deposits  CAGR = 15.1%  Please reference slide 26 for the Non-GAAP Reconciliation

 Loan portfolio  Dime’s primary lending area is the New York City metropolitan area93% of mortgage loans secured by real estate in Dime’s primary lending areaHistorical weighted average loan-to-value ratios on new loans consistently at or below 60%Dime’s real estate loan collateral: Approximately 60% of residential units are rent regulated  Note: Loan data includes deferred costs

 CRE Loans/Total Risj Based Capital  In recognition of the prevailing regulatory environment, Dime enhanced its CRE underwriting criteria and built out a strong credit administration and portfolio monitoring function81% of Dime’s current CRE collateral consists of New York City residential multifamily properties (a majority of which are in rent-regulated buildings), which speaks directly to the conservative nature of the loan portfolioDime’s consistently low, industry leading CRE loan loss and nonperforming loan rates underscores the commitment of the bank’s board and management to effectively manage CRE concentration riskIn early 2017 the Company launched a new Business Banking division that will help diversify the overall loan portfolio over time

RISK MANAGEMENT

- In 2008, Dime created the position of **CHIEF RISK OFFICER**, encompassing the fields of: Enterprise Risk, Credit Administration, Compliance, Audit, and Cybersecurity Risk
- **Credit**: Concentration in low-risk NYC multifamily market
- **Interest Rate**: Nature of loans is short-term (5- and 7-year)
- **Liquidity**: Stable sources of available liquidity

Credit Risk Management

- Dime has a long and successful history of managing its "CRE" concentration
  - Dime's "CRE" portfolio primarily consists of multi-family loans which are essentially residential housing loans
- Dime has historically been one of the leading lenders in the small (10 – 75 unit) rent-regulated multifamily housing market in New York City
- New York City rent regulations provide a level of stability in the marketplace, especially to conservative lenders such as Dime
  - Loans are reliant almost solely upon occupancy for debt service
- Dime's "Texas ratio" (a popular measure of a bank's ability to absorb credit losses) was only 2.7%[1] at March 31, 2017 – a level well below its peers and the overall banking industry

(1) Please reference slide 26 for the Non-GAAP Reconciliation

14

 Asset quality ratios  Texas Ratio defined as nonperforming assets and loans 90+ days past due divided by tangible common equity and loan loss reserves; Please reference slide 26 for the Non-GAAP Reconciliation

 Deposit profile  Dime gathers deposits primarily from the communities and neighborhoods in close proximity to its branches, and via the internetStrong deposit growth across all categories has helped reduce Dime’s Loans / Deposits ratio from 147% at March 31, 2016 to 128% at March 31, 2017DimeDirect, our low-fixed cost internet channel, is up to approximately $950 million as of March 31, 2017Physical branches pivoting towards business customers

 Interest Rate Risk Management  As of March 31, 2017. Dollars in thousands. Borrowings exclude trust preferred debt   $292 million of CDs with maturities beyond 2018  $374 million of borrowings with maturities beyond 2018

 Liquidity Risk Management  More than sufficient borrowing capacity to meet liquidity demandsAmple access to deposit funding in either the local retail marketplace or via internetSufficient capital to support deposit growth/ borrowings should funding needs warrant  Excludes holding company trust preferred debtDollars in thousands

 Holding Company Capital overview  Please reference slide 26 for the Non-GAAP Reconciliation; TCE calculation does not add back unrealized gains / (losses), AOCI and servicing assets (10%)Note: Assumes the repayment of $70.7 million of outstanding trust preferred securities (can be repaid as early as July 15th), a $100 million subordinated debt raise and 0% risk weighting on additional assets addedSource: SNL Financial

 Holding Company Capital overview  Please reference slide 26 for the Non-GAAP Reconciliation; TCE calculation does not add back unrealized gains / (losses), AOCI and servicing assets (10%)Note: Assumes the repayment of $70.7 million of outstanding trust preferred securities (can be repaid as early as July 15th), a $100 million subordinated debt raise and 0% risk weighting on additional assets addedSource: SNL Financial

 Earnings to Fixed Charges ratio  Note: Assumes the repayment of outstanding trust preferred securities (can be repaid as early as July 15th), a $100 million subordinated debt raise, a 1.00% underwriting spread and $20 million of the offering downstreamed to the bank level

 Holding company liquidity  Dime Community Bancshares, Inc.’s main source of liquidity is dividends from its subsidiary, Dime Community BankBank dividend capacity of $100.8 million as of March 31, 2017Status quo cash at the holding company is approximately $50 million as of March 31, 2017The Company currently pays a quarterly cash dividend of $0.14 per common share outstandingPaid $5.2 million in cash dividends on common stock during the three months ended March 31, 2017The Company currently has $70.7 million outstanding of 7.000% Series B trust preferred securities, due April 14, 2034Expected to be redeemed with the net proceeds from this offering

STRATEGIC OBJECTIVES

Continued Evolution Into a Community Commercial Bank

- C&I and directly-sourced CRE loans to constitute a larger portion of the loan portfolio
- Take advantage of disruptions in the local marketplace by hiring high quality relationship lenders
- Increase lower cost commercial deposits
- Leverage the unique brand recognition we have by pivoting our branches towards serving small businesses
- Prudently manage our expense base; focused on remaining the lowest-cost operator
- Efforts to generate additional fee income underway; SBA team already hired
- Opportunistic M&A, focused on targets that improve our deposit funding and generate fee income; acquisition of high quality talent is always important

22

DIME Since 1864

INVESTMENT HIGHLIGHTS

- Strong presence in attractive markets
- Key investments have already been made to improve franchise and diversify balance sheet
- Newly launched Business Banking division gaining significant traction
- Deposit franchise has been growing robustly across credit cycles
- Low risk loan portfolio producing an excellent asset quality record across the credit cycle
- Will never compromise on core foundational strengths: low expenses and low credit costs

23

Appendix

 Non-GAAP Reconciliation  Average Tangible Stockholders’ Equity is a monthly average taken over the trailing 13 months

 Non-GAAP Reconciliation (Continued)

 Repricing Loans  Migration of Repricing Loans by Year as of March 31, 2017  ($ in thousands)

 Rankings from SNL Financial  Source: SNL Financial: “The best of the biggest public thrifts”. Table above only shows the top 30 companies in the rankings. Score based on a scale of -200 to 200. Analysis limited to the 50 largest thrifts by total assets at December 31st 2016, trading on the Nasdaq, NYSE or NYSE MKT. Companies ranked according to six weighted metrics: ROAA (20%), ROATCE (20%), Efficiency Ratio (20%), TBV per share median 3-year growth (20%), NCOs / Average Loans (10%) and NPLs / Loans (10%)  For the 9th straight year, Dime ranked in the Top 5 in the SNL thrift performance survey.In 2016, DIME Ranked #3 Amongst the 50 Largest Publicly Traded Thrifts.